

December 2, 2011

<u>Via Facsimile</u>
Mr. James M. Rutledge
Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061-9149

> **RE:** **Clean Harbors, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2011**
> **File No. 1-34223**

Dear Mr. Rutledge:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Liquidity and Capital Resources, 54</u>

<u>General</u>

1. Since your foreign operations are significant, please address the following in future filings:

   - Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end;

- Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Definitive Proxy Statement on Schedule 14A filed on April 4, 2011

Performance-Based Cash Bonuses, page 21

2. We note that the named executive officers received a cash bonus under the MIP of between 7% and 24% of their base salaries for satisfying certain personal goals for his or her business unit. In future filings, please provide a brief description of the individual performance goals of each of your named executive officers and an explanation of how the Compensation Committee determined the amount of cash bonus to pay each such named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant